UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

FAT BRANDS INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 30258N105

Class B Common Stock: 30258N600

(CUSIP Number)

Fog Cutter Holdings, LLC

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

(310) 319-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 2 of 6 pages

1.	Names of reporting person Fog Cutter Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power Class A Common Stock – 0 Class B Common Stock – 0
	8.	Shared voting power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
	9.	Sole dispositive power Class A Common Stock – 0 Class B Common Stock – 0
	10.	Shared dispositive power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514

11.	Aggregate amount beneficially owned by each reporting person Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A Common Stock – 45.9% (1) Class B Common Stock – 55.6% (1)
14.	Type of reporting person PN

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 3 of 6 pages

1.	Names of reporting person Andrew A. Wiederhorn
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power Class A Common Stock – 207,301 Class B Common Stock – 5,333
	8.	Shared voting power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
	9.	Sole dispositive power Class A Common Stock – 207,301 Class B Common Stock – 5,333
	10.	Shared dispositive power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514

11.	Aggregate amount beneficially owned by each reporting person Class A Common Stock – 7,240,698 Class B Common Stock – 711,847
`12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A Common Stock – 46.7% (1) Class B Common Stock – 56.0% (1)
14.	Type of reporting person IN

(1)	Represents the percentage held of the applicable class of securities. Under the Issuer’s Certificate of Incorporation, each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to 2,000 votes per share, on all matters submitted to a vote or for the consent of the stockholders of the Issuer.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 4 of 6 pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on January 5, 2021, as amended on March 5, 2021 (as so amended, the “Schedule 13D”), as specifically set forth herein. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, “Common Stock”), of FAT Brands Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 4.	Purpose of Transaction

The Common Stock owned by the Reporting Persons has been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer has disclosed that it intends to seek opportunities for future acquisitions, and may in the future engage in additional merger transactions as well as other extraordinary corporate transactions.

Each of the Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer. In particular, the Reporting Persons, in light of governance changes adopted at the 2022 Annual Meeting of Stockholders, desire to take steps to make changes deemed appropriate to facilitate future governance of the board of directors.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

On August 16, 2021, the Issuer reclassified all of its outstanding shares of common stock as Class A Common Stock, and on August 23, 2021, the Issuer paid a special dividend of 0.10 shares of Class B Common Stock for each share of Class A Common Stock outstanding on August 16, 2021 (collectively, the “Reclassification Transactions”).

Immediately following the Reclassification Transactions, (i) Fog Cutter Holdings, LLC beneficially owned directly 7,033,297 shares of Class A Common Stock and 701,414 shares of Class B Common Stock, and (ii) Andrew Wiederhorn beneficially owned directly an additional 168,862 shares of Class A Common Stock and 2,333 shares of Class B Common Stock.

On various dates subsequent to the Reclassification Transactions, (i) Fog Cutter Holdings, LLC purchased 100 additional shares of Class A Common Stock in the open market at $10.12 per share, and 5,100 additional shares of Class B Common Stock in the open market at a weighted average price of $8.65 per share, and (ii) Andrew Wiederhorn purchased 3,000 additional shares of Class B Common Stock in the open market at a weighted average price of $7.70 per share.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 5 of 6 pages

Fog Cutter Holdings, LLC:

(a) - (c) As of December 20, 2022, Fog Cutter Holdings, LLC beneficially owned: (i) 7,014,249 shares of Class A Common Stock, plus warrants exercisable for an additional 19,148 shares of Class A Common Stock, comprising in the aggregate 7,033,397 shares or approximately 45.9% of the outstanding shares of Class A Common Stock; and (ii) 706,514 shares of Class B Common Stock, comprising approximately 55.6% of the outstanding shares of Class B Common Stock.

(d) and (e). Not Applicable.

Andrew A. Wiederhorn:

(a) - (c) Mr. Wiederhorn serves as the sole manager of Fog Cutter Holdings, LLC, and therefore shares voting and dispositive power over the shares held directly by Fog Cutter Holdings, LLC reported above.

In addition, as of December 20, 2022, Mr. Wiederhorn beneficially owned directly an additional: (i) 207,301 shares of Class A Common Stock, comprised of 23,332 shares of Class A Common Stock, options to purchase an additional 63,969 shares of Class A Common Stock that have vested or will vest within 60 days of such date, and warrants that are exercisable for an additional 120,000 shares of Class A Common Stock; and (ii) 5,333 shares of Class B Common Stock. Such shares comprise in the aggregate, along with the shares held by Fog Cutter Holdings, LLC, 7,240,698 shares of Class A Common Stock, or approximately 46.7% of the outstanding shares of Class A Common Stock, and 711,847 shares of Class B Common Stock, or approximately 56.0% of the outstanding shares of Class B Common Stock.

(d) and (e). Not Applicable.

The percentages of shares indicated above in this Item 5 are based upon 15,310,770 shares of Class A Common Stock and 1,270,805 shares of Class B Common Stock of the Issuer outstanding as of November 21, 2022, as reported by the Issuer.

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2022	FOG CUTTER HOLDINGS, LLC

	By:	Andrew A. Wiederhorn
	Its:	Manager

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn

ANDREW A. WIEDERHORN

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn